EXHIBIT 11

MEDIWARE INFORMATION SYSTEMS, INC.
Computation of Net Income Per Share

	Years Ended June 30,
	2006	2005	2004
Basic income per share
Net income	$2,328,000	$2,936,000	$3,607,000

Weighted-average shares:
Outstanding	8,009,000	7,790,000	7,463,000

Basic income per share	$0.29	$0.38	$0.48

Diluted income per share
Net income	$2,328,000	$2,936,000	$3,607,000

Weighted-average shares:
Outstanding	8,009,000	7,790,000	7,463,000
Options	190,000	362,000	711,000
Restricted common stock	89,000	-	-
	8,288,000	8,152,000	8,174,000
Diluted income per share	$0.28	$0.36	$0.44